

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

<u>Via E-mail</u>
Mr. David J. Cuthbert
Chief Executive Officer
Alteva, Inc.
401 Market Street
Philadelphia, PA 19106

       Re: Alteva, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed March 18, 2013
              File No. 1-35724

Dear Mr. Cuthbert:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Robert S. Littlepage for

                                Larry Spirgel
                                Assistant Director